UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 3, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

Metropolitan House
20 Brindley Road
Manchester M16 9HQ
United Kingdom
44 161 886 4764
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

IMPORTANT NOTICES

GEROVA Financial Group, Ltd. (“Gerova”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of Gerova’s shareholders to be held to approve the proposed resolutions discussed in the proxy statement in this Form 6-K filed by Gerova with the Securities and Exchange Commission on May 3, 2010.  Gerova is a foreign private issuer. As such, the proxy statement and other proxy materials will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”).

The proxy statement will be mailed to shareholders as of the April 26, 2010 record date for voting on the proposed resolutions. Shareholders will also be able to obtain a copy of the proxy statement without charge from Gerova. The proxy statement may also be obtained without charge at the SEC’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, may contain forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding strategy, future operations, future financial position, prospects, and plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Gerova may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by Gerova. Gerova does not assume any obligation to update any forward-looking statements.

Other Events

An extraordinary general meeting of Gerova’s shareholders has been scheduled to be held on May 12, 2010.  Attached to this Form 6-K is the proxy statement, including exhibits, that was mailed to such shareholders on April 30, 2010.

As of April 23, 2010, the holders of over two-thirds of the outstanding voting shares of Gerova, including the record holders of 742,250 of Gerova’s Series A Fixed Price Mandatory Convertible Preferred Shares (the “Preferred Shares”), consented to a modification of the conversion terms of the Preferred Shares, by providing that the Preferred Shares may be converted at any time into ordinary shares of the Company (the “Ordinary Shares”) at a conversion price of $6.00.  Previously the Preferred Shares were convertible at a rate of one-sixth of the Preferred Shares per month, commencing on July 31, 2010, at a conversion price of $7.50. Upon conversion, the current holders of the Preferred Shares will receive up to a maximum of 123,708,333 Ordinary Shares, subject to reduction based on the net asset values of the assets that are subject to an appraisal and audit adjustment.  The Preferred Shares vote on an as-converted basis, together as a single class, with the Ordinary Shares.  The Preferred Shares represent, on an as-converted basis, over 90% of the Ordinary Shares.

The holders of the Preferred Shares have also consented to the adoption by the Company of the 2010 Stock Incentive Plan and to the adoption of the Third Amended and Restated Memorandum and Articles of Association which provides for, among other things, an increase of the authorized share capital of the Company.  Proposals for the adoption of the 2010 Stock Incentive Plan and the Third Amended and Restated Memorandum and Articles of Association will be submitted for a vote of all shareholders at the extraordinary general meeting.

Entry into Material Definitive Agreements

The Company previously entered into a registration rights agreement with the holders of the Preferred Shares (previously included as an exhibit to the Form 6-K filed on January 26, 2010). As of April 23, 2010, such agreement was amended and restated in its entirety (the “Amended Agreement”) to provide for, among other things:

(a)
the extension of the date of the initial required filing of the Form F-1 registration statement with the SEC from April 20, 2010 to July 31, 2010 and the extension of the required date of effectiveness of such registration statement from July 31, 2010 to December 31, 2010;

(b)
that the Ordinary Shares to be issued upon conversion of the Preferred Shares (the “Conversion Shares”) shall be distributed and delivered to the to the record owners and to the former limited partners and equity owners of the pooled investment vehicles managed by Stillwater Capital Partners, Inc. (“Stillwater”) and Weston Capital Asset Management, LLC (“Weston”) only upon that date which shall be the latest to occur of: (i) the completion of the post-closing audit and adjustment of the assets of the funds previously managed by Stillwater and Weston, (ii) the effectiveness of the above registration statement to be filed with the SEC, or (iii) January 31, 2011, or such other date as may be approved by the board of directors of Gerova and by written consent of all the record owners of the Conversion Shares.

The preceding summary of the material provisions of the Amended Agreement is qualified in its entirety by reference to the complete text of the Amended Agreement, a copy of which is filed as Exhibit 10.1 to this Form 6-K.

Purpose of the Meeting and the Amended Agreement

The purpose of the meeting is to seek shareholder approval of measures to immediately convert existing preferred shares into ordinary shares and to increase the company’s authorized capital. Management believes that these changes will create a more rational and efficient capital structure with one class of securities, and will ensure that Gerova has sufficient capital to fund potential future acquisitions and working capital needs.  On May 3, 2010, Gerova issued a press release discussing the extraordinary general meeting and the above mentioned transactions. A copy of the press release is annexed hereto as Exhibit 99.1 and incorporated herein by reference.

Explanatory Note

Gerova is filing this Form 6-K to include as an exhibit the final proxy statement relating to the extraordinary general meeting of the shareholders of Gerova.  At that meeting, Gerova’s shareholders will be asked to, among other things, vote on the proposed 2010 Stock Incentive Plan and the Third Amended and Restated Memorandum and Articles of Association.

Where to Find Additional Information

Gerova is a foreign private issuer. As such, the proxy statement and other proxy materials will not be subject to preliminary review and comment by the SEC.  Shareholders are urged to carefully read the final proxy statement filed as Exhibit 99.2 and any other relevant documents filed with the SEC when they become available. Copies of the final proxy statement and other documents filed by Gerova will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Gerova at the address on the cover page of this report.

Exhibits

Exhibit Number	Description
10.1	Amended and Restated Registration Rights Agreement, dated as of April 23, 2010

99.1	Press Release of GEROVA Financial Group, Ltd. dated May 3, 2010

99.2	Proxy Statement of Gerova Financial Group, Ltd.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.

May 3, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President